SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Anchiano Therapeutics Ltd.

(Translation of registrant’s name into English)

1/3 High-Tech Village, Givat Ram, P.O. Box 39264

Jerusalem, 9139102 Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

On March 14, 2019, Anchiano Therapeutics Ltd. (the “Company”) announced an update with respect to its intention to voluntarily delist its ordinary shares, no par value (the “Ordinary Shares”), from trading on the Tel Aviv Stock Exchange Ltd. (the “TASE”).

The Company has requested that the TASE initiate the process to delist its Ordinary Shares. In accordance with applicable Israeli law and the rules of the TASE, the last day the Ordinary Shares will trade on the TASE will be June 13, 2019, and the Ordinary Shares will be delisted from the TASE on June 17, 2019. The Company’s American Depositary Shares (the “ADSs”), each representing five of its Ordinary Shares, will continue to be traded on the Nasdaq Capital Market (“Nasdaq”) under the symbol “ANCN.” The Company will continue to file public reports and make public disclosures in accordance with the rules and regulations of the U.S. Securities and Exchange Commission and Nasdaq.

Shareholders who are interested in continuing to hold their Ordinary Shares and trade them on Nasdaq should notify their bank or broker and request to convert their Ordinary Shares to ADSs. The Company will pay directly to the Israeli banks and brokers their fees for all shareholders who convert Ordinary Shares into ADSs on or before May 13, 2019. In addition, until 90 days from the date of the press release announcing the delisting, shareholders who convert their Ordinary Shares into ADSs will not be required to pay any conversion fees to the depositary, the Bank of New York Mellon. Every five Ordinary Shares shall be converted into one ADS.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit No.	Description of Exhibit

99.1	Press Release dated March 14, 2019

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Anchiano Therapeutics Ltd.

By:	/s/ Dr. Frank G. Haluska
Dr. Frank G. Haluska
Chief Executive Officer

 Dated March 14, 2019